United States securities and exchange commission logo





                            December 31, 2020

       David Wood
       Chief Executive Officer
       BiologX, Inc.
       2802 Flintrock Trace, Suite 303
       Austin, TX 78738

                                                        Re: BiologX, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 4,
2020
                                                            File No. 024-11378

       Dear Mr. Wood:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed December 4, 2020

       Cover Page

   1. We note your disclosure here and elsewhere in the offering circular that you expect to "achieve FDA
approval," "obtaining FDA approval" and "Receive FDA approval to market - 12-15 months
after NDA." There can be no certainty as to when or if you will receive FDA approval.
Please revise your disclosure here and all similar statements throughout the offering
circular accordingly.
   2. We note your disclosure on the cover page that you "will not place any subscription funds in escrow." However, we
also note your disclosure on page 30 where you discuss funds being held in escrow as
well as the form of escrow agreement filed as Exhibit 8. Please correct this apparent
inconsistencies or otherwise advise.
 David Wood
FirstName LastNameDavid Wood
BiologX, Inc.
Comapany31,
December   NameBiologX,
              2020        Inc.
December
Page 2    31, 2020 Page 2
FirstName LastName
Description of our Business, page 18

3. Please tell us the basis for your statement that your proprietary technology to manufacture generic insulin and insulin analog API "simplifies and accelerates the production process, which is less capital-, labor- and materials-intensive than existing processes on the market." We note your disclosure elsewhere that you are in the preclinical phase of product testing.
4. We note your chart on page 19 describing potential "Milestones" and your "Key Timeline
         Goals" contain discrepancies. For example only, we note you state that conducting human clinical trials will take between "9 - 12 months" on your potential Milestones chart but state that conducting clinical trials PK/PD and Antigenicity will start in "Month 7" and end in "Month 9." Please revise these inconsistencies or otherwise advise. In addition, please update the "Duration/ETA" column to clarify items that are "Duration" estimates versus "ETA" estimates.
Types of Insulin, page 23

5. We note your disclosure on the various types of insulin that make up the current sales in the diabetes market. However, your current disclosure does not clearly state the specific types of insulin product candidates you plan on developing. Please update your disclosure to discuss the type of insulin you plan to manufacture, if approved, or otherwise advise.
Intellectual Property, page 25

6. Please revise to describe specifically the intellectual property assets you acquired from your co-founders in exchange for common and preferred stock as noted in Item 6 of Part I.
How We Plan to Use Proceeds From the Sale of Our Shares, page 27

7. We note your disclosure that a portion of your use of proceeds is for "Compensation and
         Benefits." Please disclose the amount of proceeds from this offering that will be used to compensate your founders, and any other of your officers or directors and/or their affiliates. See Item 6 of Form 1-A.
Description of Securities We Are Offering, page 28

8. We note that you have 10,000,000 shares of preferred stock outstanding. Describe any preferred stock restrictions as required by Part II, Item 14(a)(3) of Form 1-A. If there are no such restrictions, please so state.
Our Management, page 33

9. We note your disclosure that ELONA Biotechnologies, Inc. was placed into receivership in 2013 and liquidated but we also note your disclose that Mr. Zimmerman remained
         President of ELONA Biotechnologies, Inc. until April 2016. Please revise to clarify when ELONA Biotechnologies, Inc. was liquidated and provide additional material details
 David Wood
FirstName LastNameDavid Wood
BiologX, Inc.
Comapany31,
December   NameBiologX,
              2020        Inc.
December
Page 3    31, 2020 Page 3
FirstName LastName
         on the receivership, including a description of any related legal proceedings. In addition, please disclose whether or not Mr. Zimmerman was employed from the period April 2016 to present. Please refer to Item 10(c) of Form 1-A.
Exhibits

10. We note that your subscription agreement provides that each subscriber consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State
         of Wyoming    and no other place    and irrevocably agrees that all
actions and proceedings
         relating to the subscription agreement may be litigated in such courts. Please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

General

11. The information in your materials available on https://www.manhattanstreetcapital.com/biologx (the "Manhattan
Materials")
         website should be consistent with the information in your Offering Circular. In this regard, we note the Manhattan Materials contain statements and projections which are not supported by information in your Offering Circular. For example only, we note the following statements, which do not appear in your offering circular:
             Biologx Proprietary Technology Rapidly Produces More Insulin, at 70% Less Than
              Current Prices to the Patient
             Biologx has devised unique processes for the production of recombinant human insulin (RHI) that enable us to make more insulin in a shorter period of time
             Product Yield, Production Steps, Production Time and Overhead Expenses as
              compared to competitors
             47% Demand Increase for Regular Human Insulin
             Growing at a rate of 2 times the rate of pharma
         Please revise as appropriate, or advise. Refer to Rule 255(d).

         Finally, the FDA has the sole authority to determine whether your insulin product candidate is safe and effective. Please ensure that your marketing materials make it clear to investors that your insulin product candidate has not been approved by the FDA.

12.      Please provide a section discussing Dilution, as required by Item 4 of
Part II of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 David Wood
BiologX, Inc.
December 31, 2020
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Tracey McKoy at 202-551-3772 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Wood
                                                           Division of
Corporation Finance
Comapany NameBiologX, Inc.
                                                           Office of Life
Sciences
December 31, 2020 Page 4
cc:       Wallace A. Glausi, Esq.
FirstName LastName